Fact Sheet – Consolidated Financial data, First Quarter, 2006-07

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	June 30,		Growth (%)	March 31, 2006	Growth % in Q1 FY 2007 over Q4 FY 2006
	2006	2005			
Income from software services, products and business process management	**3,015**	**2,071**	45.6	2,624	14.9
Software development and business process management expenses	1,666	1,104	50.9	1,422	17.2
GROSS PROFIT	**1,349**	**967**	**39.5**	**1,202**	**12.2**
Selling and marketing expenses	204	141	44.7	152	34.2
General and administration expenses	256	162	58.0	217	18.0
	460	**303**	**51.8**	**369**	**24.7**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**889**	**664**	**33.9**	**833**	**6.7**
Interest	-	-	-	-	-
Depreciation	106	80	32.5	144	-26.4
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**783**	**584**	**34.1**	**689**	**13.6**
Other income, net	128	28	357.1	72	77.8
Provision for investments	3	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**908**	**612**	**48.4**	**761**	**19.3**
Provision for taxation	106	80	32.5	81	30.9
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**802**	**532**	**50.8**	**680**	**17.9**
Income on sale of investments (net of taxes)	6	-	-	-	
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**808**	**532**	**51.9**	**680**	**18.8**
Minority interest	8	-	-	7	14.3
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**800**	**532**	**50.4**	**673**	**18.9**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	28.71	19.63	46.3	24.45	17.4
Diluted	28.04	19.08	47.0	23.84	17.6
After exceptional items					
Basic	28.95	19.63	47.5	24.45	18.4
Diluted	28.27	19.08	48.2	23.84	18.6

** Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.*

Fact Sheet – Consolidated Financial data, First Quarter, 2006-07

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM Jun 30, 2006	LTM Jun 30, 2005
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005		
	%	%	%	%	%
North America	64.0	65.0	63.6	64.8	64.8
Europe	26.2	25.5	23.9	25.1	22.7
India	1.4	1.8	2.4	1.5	2.1
Rest of the world	8.4	7.7	10.1	8.6	10.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	LTM Jun 30, 2006	LTM Jun 30, 2005
	%	%	%	%	%
Services					
Development	21.3	20.1	19.4	20.6	21.6
Maintenance	29.9	30.8	30.4	30.1	30.2
Re-engineering	2.6	4.3	5.1	4.1	6.0
Package implementation	16.5	17.1	15.2	16.5	15.3
Consulting	3.0	3.2	4.2	3.3	3.8
Testing	6.2	5.6	6.5	5.9	6.1
Engineering services	1.8	1.9	1.8	1.8	1.9
Business process management	4.2	4.0	3.8	4.1	3.1
Other services	10.8	9.8	8.9	10.1	8.4
Total services	**96.3**	**96.8**	**95.3**	**96.5**	**96.4**
Products	3.7	3.2	4.7	3.5	3.6
Total revenues	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE *					
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	LTM Jun 30, 2006	LTM Jun 30, 2005
	%	%	%	%	%
Fixed Price	26.9	27.0	28.6	27.7	29.7
Time & Materials	73.1	73.0	71.4	72.3	70.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months
* Excluding products

REVENUE BY INDUSTRY

	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005	LTM Jun 30, 2006	LTM Jun 30, 2005
	%	%	%	%	%
Insurance, banking & financial					
Insurance	*7.0*	*6.8*	*8.4*	*7.2*	*9.1*
Banking & financial services	*29.4*	*29.2*	*27.9*	*28.9*	*26.0*
Manufacturing	14.5	14.5	13.3	14.2	14.0
Retail	9.7	10.2	9.6	10.1	9.4
Telecom	17.7	16.3	17.2	16.7	18.3
Energy & Utilities	5.4	5.3	3.7	5.1	3.4
Transportation & logistics	3.3	3.6	7.0	4.2	7.4
Services	8.7	9.6	9.4	9.4	8.8
Others	4.3	4.5	3.5	4.2	3.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Quarter ended		
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005
Number of Clients			
Active	469	460	443
Added during the quarter	38	38	36
Accounting for > 5% of revenue	1	-	-
Number of million dollar clients			
1 Million dollar +*	221	221	172
5 Million dollar +*	94	81	73
10 Million dollar +*	56	54	43
20 Million dollar +*	28	26	22
30 Million dollar +*	19	19	14
40 Million dollar +*	15	14	8
50 Million dollar +*	11	9	5
70 Million dollar +*	3	4	3
90 Million dollar +*	2	1	1
100 Million dollar +*	2	-	-
Client contribution to revenue			
Top client	5.8%	4.7%	5.2%
Top 5 clients	19.5%	18.6%	19.1%
Top 10 clients	31.7%	31.0%	31.8%
Repeat business	97.0%	92.1%	98.7%
Account receivables – LTM (in days)	65	62	59

"LTM" – Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION

	Quarter ended		
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005
	%	%	%
Effort			
Onsite	27.4	26.1	26.3
Offshore	72.6	73.9	73.7
Revenue			
Onsite	50.5	49.3	47.9
Offshore	49.5	50.7	52.1
Utilization			
Including trainees	71.1	69.7	74.1
Excluding trainees	76.1	77.0	77.5

PERSON MONTHS DATA

	Quarter ended		
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005
Billed – Onsite	30,051	26,693	21,165
– Offshore	79,767	75,461	59,306
TOTAL	**1,09,818**	**1,02,154**	**80,471**
Non Billable	34,498	30,506	23,373
Trainee	10,176	13,812	4,683
Sales & Support	9,540	8,438	6,839
TOTAL	**1,64,032**	**1,54,910**	**1,15,366**

EMPLOYEE METRICS

	Quarter ended		
	Jun 30, 2006	Mar 31, 2006	Jun 30, 2005
Total Employees	58,409	52,715	39,806
S/W professionals	54,606	49,495	37,146
Billable	*48,438*	*42,604*	*34,611*
Banking Product Group	*1,817*	*1,863*	*1,328*
Trainees	*4,351*	*5,028*	*1,207*
Sales & Support	3,803	3,220	2,660
Gross Addition	8,097	5,170	4,537
Net Addition	5,694	3,293	3,056
Lateral Employees	2,140	1,620	1,129
Attrition % (LTM)*	11.9%	11.2%	9.8%

"LTM" – Last Twelve Months
* Excluding subsidiaries

Infosys®

INFRASTRUCTURE (as on June 30, 2006) **	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	29,28,325	16,865	3,85,000	2,800	0.13
Pune	12,89,160	9,181	9,66,166	1,900	1.88
Chennai	9,68,206	6,466	2,51,200	2,500	-
Hyderabad	9,30,000	4,080	7,30,650	5,000	-
Bhubaneshwar	5,23,000	3,300	1,94,400	450	-
Mangalore	1,98,000	1,400	-	-	132.81
Mysore (including ILI)*	30,01,420	5,434	14,32,300	350	1.15
Mohali	78,500	650	7,10,414	3,250	-
Thiruvananthapuram	88,000	880	-	-	-
Mauritius	28,000	400	-	-	-
Total	**1,00,32,611**	**48,656**	**46,70,130**	**16,250**	**135.97**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES	Quarter ended		
	Jun 30, 2006	March 31, 2006	Jun 30, 2005
Effort – Services (Person Months)			
Onsite	29,861	26,551	20,997
Offshore	60,337	56,613	45,908
Total	**90,198**	**83,164**	**66,905**
Revenue – Services ($ million)			
Onsite	330.70	290.96	226.58
Offshore	277.45	259.85	209.14
Total	**608.15**	**550.81**	**435.72**

Infosys®

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	June 30, 2006	June 30, 2005	March 31, 2006
Consolidated Net Profit as per Indian GAAP	800	532	2,458
Amortization of stock compensation expenses (SFAS 123R)	(5)	-	-
Consolidated Net income as per US GAAP	795	532	2,458